Dee Anne Sjögren                                  Faegre Drinker Biddle & Reath LLP
DeeAnne.Sjogren@faegredrinker.com
320 S. Canal Street
Chicago, IL 60606
+1 314 562 8836

February 15, 2024

VIA EDGAR TRANSMISSION

Mr. Ken Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting Office

Re:    EIP Growth and Income Fund (File No. 811-21940)

Dear Ken:

Thank you for providing comments based on your review of Form N-CSR for EIP Growth and Income Fund (the “Fund”) and its Annual Report for the fiscal year ended October 31, 2023 (the “Fiscal Year”).

Comment: Form N-CRS references the incorrect time period in Item 11(b) and Section 4(d) of the Certification required by Item 13(a). Form N-CSR should be amended to reference the period covered by the Annual Report, and Fund management should confirm that there were no changes in internal controls over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940, as amended (the “Act”) that occurred during the Fiscal Year.

Response: Attached please find Form N-CSRSA to be filed by the Fund which references the period covered by the Annual Report. Fund management has confirmed that there were no changes in internal controls that occurred during the Fiscal Year that materially affected, or would have been reasonably likely to materially affect, the Fund’s internal controls over financial reporting.

Comment: The Annual Report includes a description of the Fund’s expense cap and potential 36-month recoupment period in Note 3. Please add additional language from the Fund’s Prospectus as follows: ….provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation (or, if lower, any applicable expense limitation then in effect). This expense cap may not be terminated prior to this date except by the Board of Trustees.

Response: The Fund will add the above language beginning with the Semi-Annual Report to Shareholders for the period ended April 30, 2024.

Comment: The Annual Report discusses the Fund’s proxy voting policies and procedures and how to obtain copies on page 25. Please add a statement that the Fund’s proxy voting record is available free of charge either on the Fund’s website or by calling a specified toll-free number and also is available on the SEC’s web site in the most recently filed Form N-PX.

Response: The Fund will add the above language beginning with its Semi-Annual Report to Shareholders for the period ended April 30, 2024.

U.S. Securities and Exchange                              February 15, 2024
Commission

We trust that the above are responsive to the Staff’s requests. If you have additional comments, please call me at 314-562-8836.

Very truly yours,

/s/ Dee Anne Sjögren
Dee Anne Sjögren